FREEGOLD VENTURES LIMITED

Toronto Stock Exchange: ITF

OTC BB:  FGOVF

For Immediate Release

Freegold Ventures Updates Almaden, Golden Summit and Grew Creek Projects

Almaden gold project review in progress – work includes NI 43-101 resource study, and assessment of prior feasibility study and underlying testwork. Drilling continues at Grew Creek.

December 15, 2005, Vancouver, BC: Freegold Ventures Limited (“Freegold”) is pleased to provide the following update on its projects in Idaho, Alaska and the Yukon Territory.

Almaden Gold Project, Idaho

Almaden is a 100% controlled (subject to underlying lease and royalty agreements) hot springs epithermal gold deposit located 12 miles east of Weiser, Idaho. The known gold mineralization is well defined by 677 holes, and occurs as a flat lying, tabular, disseminated deposit beneath a thin impermeable opalite cap rock.  The deposit was the subject of a positive 1997 Feasibility Study (basis $364 gold) conducted by Watts, Griffis and McQuat. Given the sustained rise in the price of gold, Freegold has commenced efforts at re-evaluating the project.  Work on a new independent NI 43-101 compliant Mineral Resource has been underway since mid-October, and the Company expects to complete the final data verification and modeling procedures over the next month.

Freegold has also engaged Hatch Ltd. of Vancouver to conduct a review of its 1997 Feasibility Study on the recommended open pit, heap leach operation and the supporting design and test-work.  This work is expected to be completed in January, and Freegold anticipates announcing results of both its 43-101 Mineral Resource and the results of the preliminary Hatch review by the end of January.  Should the Mineral Resource and the preliminary Hatch review generate positive results, the next step in the project review process would be the undertaking of a new Scoping Study to further refine the costs and operating parameters of the project.

In addition to evaluating Almaden for its lower grade, surface mineralization, Freegold is also continuing to investigate the deposit’s potential to host bonanza gold grades at depth.  The recommended exploration model is that of the multi-million ounce Midas (Ken Snyder mine) gold deposit in the Northern Nevada rift.  Almaden has never been explored for these deeper gold targets, and Freegold is continuing to hold joint venture discussions along with undertaking its own drill program evaluations to test for higher-grade feeder zones.

Golden Summit Gold Project, Alaska

As was described in Freegold’s press release of November 1, 2005, a 1,270 foot trenching program was undertaken in late October.  Six trenches were located approximately 400 to 1,400 feet south of the Cleary Hill Mine to further test a swarm of mineralized veins, quartz stockworks and silicified shear zones as a potential bulk tonnage target, and to extend the strike length of the high-grade Wackwitz vein (an 18 inch quartz vein with grab samples of 2.9, 3.2 and 12.5 oz/ton) encountered at surface in the 2002 trenching program.  The program successfully extended the strike length of the Wackwitz vein a further 230 feet to the east, giving the vein a currently identified total strike distance of 780 feet.  Thirty feet of trenching was conducted along the strike of the Wackwitz vein in this program, and small flakes of native gold were observed along the vein, which varied from 6 inches to 2 feet in width.

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Freegold Ventures News Release December 15, 2005

Preliminary assay results have now been received from this program.  Freegold has recently requested that  ALS Chemex perform supplemental metallic screen analysis on 60 of the channel samples and 21 of the grab samples as a means of determining the nugget effect from the preliminary assays.  Final assays from the trenching program will be reported in January.

Grew Creek Gold Project, Yukon Territory

In a press release dated November 3, 2005, Freegold announced that it had identified, through geophysical exploration programs conducted in September and October, two new drill targets at its Grew Creek property.

These two previously untested geophysical targets, on the Rat Creek and Tarn prospects, located 1.0 km and 1.5 km respectively from the Main Zone, exhibit geophysical signatures similar to those seen at the Main Zone. Drilling of these two targets was delayed for the initial two weeks of November due to mechanical problems with the drill rig, and the lack of replacement equipment available in the region.  Drilling is actively underway on both of these targets and will be continuing over the coming weeks.

The Qualified Person for this release is Curt Freeman, P. Geo., M.Sc., Geologist

About Freegold Ventures Limited

Freegold Ventures Limited is a North American gold exploration company which is actively exploring and developing advanced stage projects in Idaho (Almaden), the Yukon Territory (Grew Creek) and Alaska (Golden Summit).  In addition to its existing projects, the company is active in the identification of additional acquisition opportunities. Freegold Ventures is listed on The Toronto Stock Exchange (ITF) and on the United States OTCBB under the symbol: FGOVF

On behalf of the Board of Directors	For further information: Investor Relations: 1.800.667.1870 2303 West 41st Avenue, Vancouver, BC www.freegoldventures.com

“Steve Manz”

Steve Manz President and C.E.O.

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

DISCLAIMER
This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission